HealthWay Shopping Network, Inc.
8895 North Military Trail, Suite 203B
Palm Beach Gardens, FL  33418
(561) 626-7662

August 19, 2010

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Healthway Shopping Network, Inc. (the “Company”)
Registration Statement on Form S-1
Filed June 21, 2010
File No.: 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated July 16, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement Cover Page

1.	The Registration Statement cover page has been revised to reflect this is an offering under Rule 415.

2.	We have revised the registration to reflect that we are a smaller reporting company.

3.
We are not a blank check company based upon the fact that we have an identified business model and a specific type of product to be sold. In addition, our CEO has extensive experience and relationships in the industry. Rule 419 does not apply because there is a clearly identifiable business model.

4.
Disclosure has been provided throughout the prospectus indicating that, to be quoted on the OTCBB, a market maker must file an application on the Company’s behalf to make a market in the common stock. References to American Stock Exchange listing have been deleted.

5.	Disclosure indicating that the offering will terminate 180 days from the date of the prospectus and that all funds will be retained by the Company has been provided.

Prospectus Summary, page 2

6.	The Prospectus Summary has been revised as requested to clarify the Company overview.

7.
Disclosure indicating the auditors have raised substantial doubt as to our ability to continue as a going concern and that we are a development stage company with no revenues, assets or operations, has been provided.

8.	The term “cutting edge” has been deleted from our disclosure.

9.
Disclosure as to qualitative and comparative statements have been premised by “it is management’s belief that …” along with the basis for management’s belief.  In certain instances, qualitative disclosure has been deleted.

10.	Management’s discussion of the Company’s strengths have been deleted from the summary.

11.	References to Amazon.com and QVC have been deleted.

12.	Reference to MLM has been clarified as multi-level marketing.

13.	Disclosure relating to the statement that there are no companies doing the same thing has been deleted.

The Offering, page 3

14.	The reference to the OTCBB has been deleted.

15.	The reference that the use of proceeds may be used to finance future acquisitions has been deleted.

Risk Factors, page 5

16.	The reference to investors reconfirming their investment has been deleted.

17.	Reference to the e-commerce experience of our directors in the risk factors has been deleted.

18.	Disclosure reconciling how we determined our offering prices has been provided.

Special Note …, page 9

19.	Disclosure indicating that the Company will have a continuing obligation to disclose future material changes in the Company and its operations has been provided.

Use of Proceeds, page 9

20.
Disclosure as to the steps needed to develop and complete the business and marketing plan including the costs to implement each step has been provided.  In addition, the Use of Proceeds table has been revised to indicate the use of funds if less than the maximum offering is raised.

Procedures for Subscribing, page 11

21.	A Company subscription agreement has been filed as an exhibit to the Registration Statement.

Business, page 12
History and Recent Developments, page 12

22.	Additional disclosure elaborating on the four bullet points disclosed in the Business

Corporate Overview, page 12

23.	For clarity in our disclosure, we have deleted all references to our “unique business plan.”

Business Strategy, page 13

24.
Our business strategy has been disclosed in greater detail as requested including but not limited to the establishment of a shopping channel, the nature of health products to be sold, and our website sales operations.  In addition, our business disclosures have been revised to indicate that the Company is just now entering the market place with an e-commerce web portal system and has completed and has pending contracts to televise its network on national television.

25.	Our 12 month business strategy has been disclosed along with our milestones and related costs (see “Use of Proceeds.”)

26.	The percentage we will be paid for products has been provided along with the membership fee we will charge to vendors.

27.	The per subs terminology has been deleted and clarification has been provided.

Management Experience, page 13

28.	The business experience of each director and officer for the past five years has been provided.

Industry Overview, page 13
Competition, page 14

29.	Competition and Industry Overview sections have been revised to reflect that many of our competitors like Amazon and QVC are larger, more mature companies with greater resources available.

Management’s Discussion and Analysis or Plan of Operations, page 15

30.	The reference to $20 million in net profits has been deleted in its entirety.

Off-balance sheet arrangements, page 19

31.	All references to Regulation S-B have been deleted as well as the provisions included in Regulation S-K.

Description of Property, page 19

32.	Our description of property has been clarified.

Executive compensation, page 21
Summary compensation table, page 21

33.	The chart reflecting executive compensation has been revised as requested.

Employment Agreement, page 22

34.	The material terms of the Employment Agreements have been provided and they have been filed as exhibits to the Registration Statement.

35.	Required disclosure as to Related Party Transactions has been provided as required by Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

36.	Stock ownership for all offices and directors as a group has been provided. In addition, we have deleted the other table of shareholders since they are not offices, directors or 5% shareholders.

37.	Clarification to the table indicating whether it includes shares each person has the right to acquire within 60 days has been provided.

Preferred Stock, page 25

38.	Disclosure indicating that we do not currently have any preferred stock authorized has been provided.

Note 2 Summary of Significant Accounting Policies, page 40
Basis of Presentation

39.	The typographical error under this heading has been corrected.

Note 4 Commitments & Contingencies
Going Concern

40.	Our plans to overcome financial difficulties have been provided.

41.	An explanation as to how our auditors were able to audit the statements contained in the third and fourth paragraphs of this going concern disclosure has been provided.

Healthway Shopping Network, Inc. Financial Statements December 31, 2008
Independent Auditors’ Report

42.	The independent auditors’ report has been revised to meet the PCAOB standards.

43.	The pagination of the auditors report has been revised and corrected.

Undertakings, page 60

44.	All references to “small business issuer” have been deleted.

Signatures, page 62

45.	The signature page has been revised to meet the Form S-1 requirements.

Exhibit 3.1

46.	Mr. Gary utilized his personal address when the Company was incorporated until the Company was able to assume its current address.

Exhibit 5.1

47.
Clarification that W. Manly, P.A. has acted as counsel to the Company has been provided. Also, we have reconciled the amount of the Company’s common stock issued and outstanding with the number of shares in the Registration Statement. Further, the consent has been expanded to include the Firms’ reference under the caption “Legal Matters.”

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Cleveland Gary
Chief Executive Officer